

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Zane Rowe
Chief Financial Officer
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Workday, Inc.**
> **Form 10-K for the year ended January 31, 2024**
> **File No. 001-35680**

Dear Zane Rowe:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Technology

cc: David Bell